A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$5,661	$8,470
Restricted cash	113	60
Inventories	1,186	1,147
Trade receivables	2,663	857
Other accounts receivable	619	434
Total current assets	10,242	10,968
Intangible asset - patent, net	2,064	2,091
Goodwill (note 3)	1,538	-
Property, plant and equipment, net	1,770	1,072
Total non-current assets	5,372	3,163

Total Assets	$15,614	$14,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	$433	$158
Lease liability	124	126
Trade payables	1,754	989
Other accounts payable	1,769	1,099
Total current liabilities	4,080	2,372
Lease liability	122	151
Long term loans	376	483
Warrant Liability (note 4)	-	51
Severance payment, net	199	167
Total non-current liabilities	697	852
Total liabilities	4,777	3,224
Shareholders’ equity (note 5)
Share capital and additional paid in capital	34,326	28,297
Warrant Reserve	31,968	34,763
Accumulated other comprehensive income	(1,274)	(708)
Accumulated deficit	(53,191)	(50,838)
	11,829	11,514
Non-controlling interest	(992)	(607)
Total shareholders’ equity (deficit)	10,837	10,907
Total liabilities and shareholders’ equity	$15,614	$14,131

May 16, 2022	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended March 31,
	2022	2021

Revenues (note 7)	$1,446	$516
Cost of revenues	1,170	241
Gross profit	276	275

Expenses:
Research and development costs	1,065	264
Sales and marketing costs	83	216
General and administration expenses	1,846	1,304
Operating loss	(2,718)	(1,509)

Loss on revaluation of warrant liability (note 4)	-	28,103
Loss on property, plant and equipment	16	-
Financial (income) expense	(2)	374
Loss before taxes on income	(2,732)	(29,986)
Income tax expense	-	-
Net loss for the period	(2,732)	(29,986)

Less: Net loss attributable to non-controlling interests	(379)	(45)
Net loss attributable to controlling shareholders	(2,353)	(29,941)
	(2,732)	(29,986)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(572)	217
Other comprehensive income (loss)	(572)	217

Total comprehensive loss for the period	$(3,304)	$(29,769)

Less: Comprehensive loss attributable to non-controlling interests	(385)	(45)
Comprehensive loss attributable to controlling shareholders	$(2,919)	$(29,724)
Basic and diluted loss per share	$(0.09)	$(1.35)
Weighted average number of shares outstanding	26,835,551	22,227,141

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital				Accumulated
	Number of shares		Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2021	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)
Net loss for the period		-	-	-	-	(29,941)	(45)	(29,986)
Adjustments arising from translating financial statements of foreign operations		-	-	-	217	-	-	217
Net comprehensive loss for the period		-	-	-	217	(29,941)	(45)	(29,769)
Reclassification of warrant liability		-	-	35,204	-	-	-	35,204
Exercise of warrants		15,000	122	-	-	-	-	122
Exercise of stock options		8,333	67	-	-	-	-	67
Share based compensation		-	187	-	-	-	-	187
Balance - March 31, 2021	(*)	22,243,243	$10,821	$35,204	$(1,122)	$(41,540)	$475	$3,838

(*) On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(2,353)	(379)	(2,732)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(566)	-	(6)	(572)
Net comprehensive loss for the period	-	-	-	(566)	(2,353)	(385)	(3,304)
Issuance of shares in respect of crowd funding	74,895	-	-	-	-	-	-
Exercise of warrants	474,207	3,829	(2,795)	-	-	-	1,034
Issuance of shares in respect of Isramat deal (note 3)	273,774	2,089	-	-	-	-	2,089
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation	-	60	-	-	-	-	60
Balance - March 31, 2022	27,149,364	$34,326	$31,968	$(1,274)	$(53,191)	$(992)	$10,837

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Three months ended
	March 31
	2022	2021

Cash flows from operating activities
Net loss for the period	$(2,732)	$(29,769)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	132	52
Share based compensation	60	187
Loss on revaluation of warrant liability	-	28,238
Change in severance liability	(3)	(7)
Change in inventory	(17)	1
Change in trade receivables	(87)	(327)
Change in other account receivables	(176)	(423)
Accrued interest on loans and leases	5	-
Loss from sale of property, plant and equipment	16	-
Change in accounts payable	153	(281)
Change in other accounts payable	357	1,131
	(2,292)	(1,198)
Cash flows from investing activities
Restricted deposits	(48)	(10)
Newly consolidated subsidiary (see Appendix B)	(879)	-
Purchase of property, plant and equipment	(205)	(42)
	(1,132)	(52)

Cash flows from financing activities
Exercise of warrants	1,034	122
Lease payments	(25)	(11)
Repayment of loans	(152)	(319)
Proceeds from receipt of loans	315	-
	1,173	(208)

Decrease in cash and cash equivalents	(2,251)	(1,458)
Effect of changes in foreign exchange rates	(558)	217
Cash at beginning of period	8,470	5,397

Cash at end of period	$5,661	$4,156

Interest paid during the period	$8	$9

APPENDIX A: NON-CASH ACTIVITIES
Issuance of shares in respect of Isramat deal (note 3)	$2,089	$-

7

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

APPENDIX B: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	Three months ended
	March 31
	2022	2021

Issuance of the Company’s ordinary shares	2,089	-
Working capital other than cash and cash equivalents	(878)	-
Liability for severance pay fund, net	35	-
Provision for vacation leave	49	-
Property, plant and equipment (*)	(636)	-
Goodwill	(1,538)	-
Total cash and cash equivalents paid	(879)	-

(*)

Estimated useful lives

Machines and manufacturing equipment	10
Leasehold Improvement	10
Furniture and equipment	3-16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers unique features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 16, 2022.

COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS (CONTINUED)

COVID-19 (CONTINUED)

The nature of the Company’s work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company has experienced an impact on all of its business activities, including delays in the roll out and completion of certain pilot programs and the slowed pace in research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of March 31, 2022 and presented in US dollars, which is the presentation currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2021.

The policies applied in these condensed consolidated interim financial statements are based on IFRS effective as of March 31, 2022, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2021.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Estimates and assumptions

The preparation of these condensed interim financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3- ACQUISITION

On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879) in cash and issued the shareholders of Isramat 273,774 common shares in the capital of the Company at a price per share of $7.6311.

The purchase consideration is being allocated between the acquired tangible assets and intangible assets, based on their fair values.

Management is fully responsible for the valuation of the assets. An initial valuation has been completed and a final assessment will be made within one year. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of identifiable net assets acquired by approximately $1,538, which is recognized as goodwill.

The table below summarizes the preliminary fair value of assets acquired at the purchase date:

February 3, 2022

Working capital other than cash and cash equivalents	878
Liability for severance pay fund, net	(35)
Provision for vacation leave	(49)
Property, plant and equipment	636
Goodwill (*)	1,538
Total cash and cash equivalents paid (**)	2,968

(*) Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company, and to the value of assembled workforce.

(**) Consideration paid in cash for the purchase of Isramat shares was $879, and the balance of the consideration was settled by the issuance of 273,774 common shares in the capital of the Company at a value of $2,089.

The contribution of Isramat’s results to the Company’s consolidated revenues and net Loss during the three months ended March 31, 2022 were $814 and $66 respectively.

The pro forma financial information presented below is for information purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved if the transaction had taken place at January 1, 2022. The pro forma financial information is as follows:

For the three months ended March 31, 2022
(in thousands)
Pro forma
Unaudited
Total revenues	1,814
Net loss attributable to the Company	2,770

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 – WARRANT LIABILITY

Certain warrants issued in 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company, which is New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

During 2021 certain warrant holders agreed to change the exercise price from CAD to NIS and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity.

For the three month period ended March 31, 2022, the Company recorded a loss on the revaluation of the total warrant liability in the amount of $nil (For the three month period ended March 31, 2021 - $28,103).

NOTE 5 - SHAREHOLDERS EQUITY

a)	The authorized share capital consists of an unlimited number of common shares with no par value. On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b)	During the three months ended March 31, 2022, the Company issued 474,207 shares in respect of 474,207 warrants that were exercised (note 6 (a)).

c)	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 common shares in the capital of the Company in respect of the acquisition of Isramat (see Note 3).

d)	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2021	7,289,885	ILS	6.1280
Exercise of warrants	(15,000)	ILS	5.124
Exercise of warrants	(80,000)	ILS	7.1418
Warrants issued in the April 2021 Private Placement	221,100	ILS	29.025
Warrants issued in the May 2021 Private Placement	1,084,562	ILS	29.025
Exercise of warrants	(14,502)	ILS	5.124
Exercise of warrants	(145,011)	ILS	5.124
Exercise of warrants	(45,000)	ILS	7.1418
Exercise of warrants	(14,502)	ILS	5.124
Exercise of warrants	(33,333)	ILS	7.1418
Exercise of warrants	(15,000)	ILS	5.124
Exercise of warrants	(55,000)	ILS	7.1418
Exercise of warrants	(100,000)	ILS	7.1418
Exercise of warrants	(595,231)	ILS	7.1418
Exercise of warrants	(1,095,322)	ILS	2.5200
Exercise of warrants	(7,251)	ILS	5.124
Exercise of warrants	(31,776)	ILS	7.1418
Exercise of warrants	(382,415)	ILS	7.1418
Balance, December 31, 2021	5,966,204	ILS	11.0318
Exercise of warrants	(35,320)	ILS	7.1418
Exercise of warrants	(250,000)	ILS	7.1418
Expiration of warrants	(5,437)	ILS	5.124
Exercise of warrants	(13,905)	ILS	7.1418
Exercise of warrants	(100,000)	ILS	7.1418
Exercise of warrants	(61,077)	ILS	7.1418
Exercise of warrants	(13,905)	ILS	7.1418
Balance, March 31, 2022	5,486,560	ILS	11.8785

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at March 31, 2022, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

March 31, 2022	Expiry date	Exercise price			Exercise price (USD)
2,814,267	November 10, 2025	ILS	7.1418	(1)	$2.25
1,366,631	December 24, 2025	ILS	7.1418	(1)	$2.25
221,100	April 18, 2023	ILS	29.025	(2)	$9.14
1,084,562	May 28, 2023	ILS	29.025	(2)	$9.14
5,486,560

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant (see also Note 4).

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant (see also Note 4).

b) Stock Options

Stock option transactions for the three months ended March 31, 2022 and for the year ending December 31, 2021 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2021	889,523	$1.62	$1.27
Options granted	333,377	3.00
Exercise of options	(286,223)	2.25
Expiry of options	(116,667)	3.00
Balance December 31, 2021	820,010	$2.10	$1.65
Balance March 31, 2022	820,010	$2.10	$1.65

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at March 31, 2022, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of March 31, 2022	Exercisable as of March 31, 2022	Expiry date	Exercise price (CAD)		Exercise price (USD)
100,000	100,000	January 23, 2023	CAD	2.40	$1.92
580,000	461,667	August 20, 2025	CAD	1.50	$1.20
40,000	40,000	September 1, 2025	CAD	2.25	$1.80
33,333	33,333	January 28, 2025	CAD	3.00	$2.40
50,000	33,333	June 3, 2026	CAD	8.40	$6.71
16,677	5,559	October 28, 2026	CAD	8.00	$6.39
820,010	673,892

Share-based compensation expense is recognized over the vesting period of options. During the year three months ended March 31, 2022, share-based compensation of $60 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2021 – $187).

NOTE 7 - REVENUES:

Revenue streams (as percentage of total revenues):

	Three months ended
	March 31,
	2022	2021
	%	%
Revenues from services
Revenues from services	20%	70%
Revenues from leasing	6%	20%
Revenues from maintenance services	3%	10%
Precision metal parts
Revenues from sales of precision metal parts	56%	-
Smart Carts
Revenues from smart carts project	15%	-
	100%	100%

NOTE 8 – COMMITMENTS

a)	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.
b)	The Company has facility leases as follows:

1.	a lease which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually).
2.	a lease which expires on June 30, 2022. Lease payments are approximately $3.5 per month ($45 annually).

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 9 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a.	Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

	Three Months Ended March 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$814	$421	$211	$1,446
Inter-segment	-	-	-	-
Total	814	421	211	1,446

Segment loss	62	282	2,374	2,718
Loss on sale of fixed asset				16
Finance expense, net				(2)
Tax expenses				-
Loss				$2,732

	Three Months Ended March 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$-	$516	$-	$516
Inter-segment	-	-	-	-
Total	-	516	-	$516

Segment loss	-	1,286	223	1,509
Loss on revaluation of warrant liability				$28,103
Finance expense, net				374
Tax expenses				-
Loss				$29,986

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 9 - OPERATING SEGMENTS (CONTINUED)

	As at March 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$4,109	$9,428	$2,077	$-	$15,614

Segment liabilities	$1,711	$1,797	$1,269	$-	$4,777

	As at March 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$-	$8,329	$368	$-	$8,697

Segment liabilities	$-	$3,897	$745	$-	$4,642

NOTE 10 – SUBSEQUENT EVENTS

a)	During April 2022, 100,000 warrants with an exercise price of ILS 7.1418 were exercised for gross proceeds of $225.

17